Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018
(215) 564-8000

June 8, 2017

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Franklin High Income Trust (the "Registrant")
File Nos. 811-01608; 002-30203

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "1933 Act") to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 1:45 PM on May 31, 2017 (Accession No. 0001379491-17-003411).  The Registrant does not intend to launch the new share class at the present time and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001379491-17-003411) filed under the EDGAR submission type 485BPOS.
If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8711.
Very truly yours,

/s/Amy C. Fitzsimmons
Amy C. Fitzsimmons